

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05004975

February 15, 2005

Gary L. Tygesson
Dorsey & Whitney LLP
Suite 1500
50 South Sixth Street
Minneapolis, MN 55402-1498

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/15/2005

Re: St. Jude Medical, Inc.
Incoming letter dated January 28, 2005

Dear Mr. Tygesson:

This is in response to your letter dated January 28, 2005 concerning the shareholder proposals submitted to St. Jude Medical by James McGovern. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



RECD S.E.C.
FEB 16 2005
1086

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: James McGovern
25 Diana Drive
Bloomfield, CT 06002



FEB 24 2005
THOMSON
FINANCIAL

203077

GARY L. TYGESSON
(612) 340-8753
FAX (612) 340-7800
tygesson.gary@dorsey.com

January 28, 2005

VIA FACSIMILE AND FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholder Proposal of Mr. James McGovern

Ladies and Gentlemen:

We are submitting this letter on behalf of St. Jude Medical, Inc., a Minnesota corporation (the "Company"), pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") submitted by Mr. James McGovern (the "Proponent") from its proxy statement and form of proxy (together, the "Proxy Materials") for its 2005 annual meeting of shareholders (the "Annual Meeting"). The Company intends to file its definitive Proxy Materials for the Annual Meeting with the Commission on or about April 1, 2005, and the Company's Annual Meeting is scheduled to occur on May 11, 2005.

The Company asks that the Division of Corporation Finance not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its 2005 Proxy Materials. As more fully set forth below, the Company believes that the Proposal may be excluded from the Proxy Materials for the Annual Meeting because the Proponent failed to submit the Proposal in a timely manner as required by Rule 14a-8(e).

I. BACKGROUND

The Company received the Proposal, sent via fax and regular mail, on January 6, 2005, 29 days after the deadline of December 8, 2004 for submitting proposals for inclusion in the Company's 2005 Proxy Materials. The Proposal was dated December 31, 2004.

The Company clearly identified in its proxy statement, dated March 30, 2004, the following disclosure relating to the Annual Meeting:

> "Under SEC rules, shareholders who wish to present a proposal at the 2005 annual meeting and have it included in our proxy statement for that meeting must submit the proposal in writing to Kevin T. O'Malley, Secretary, St. Jude Medical, Inc., One Lillehei Plaza, St. Paul, Minnesota 55117. We must receive your written proposal no later than December 8, 2004."

II. DISCUSSION

Rule 14a-8(e)(2) provides that, in order to meet the deadline for submitting proposals, a shareholder proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The Staff has strictly construed the deadline, permitting companies to exclude proposals received at the company's executive offices even one day past the deadline. See, e.g., Viacom Inc. (March 10, 2003), Hewlett-Packard Company (January 24, 2003), The Coca-Cola Company (January 11, 2001), PepsiCo, Inc. (January 14, 2000), Hewlett-Packard Company (November 27, 2000), Hewlett-Packard Company (November 9, 1999), Chevron Corporation (February 10, 1998) (one day late, citing eight no-action letters where proposals were one day late); Norfolk Southern Corp. (February 23, 1998) (one day late, citing nine additional no-action letters where proposals were one day late); and EG&G, Inc. (December 23, 1997) (one day late, was excludable even though the proposal was dated one week before the deadline). For the Staff to have found otherwise would put registrants in the position of having to make subjective judgments as to the efficacy of various explanations or excuses for proponents' failure to comply with the rules.

The Proponent failed to deliver the Proposal to the Company's principal executive office on or before the December 8, 2004 deadline, as required by Rule 14a-8(e) and set forth on page 31 of the Company's 2004 proxy statement. The Proposal was received by the Company on January 6, 2005, 29 days after the deadline. Pursuant to Rule 14a-8(f)(1), the Company did not need to notify the Proponent of its failure to submit the Proposal by the Company's properly determined deadline because this deficiency cannot be remedied.

III. CONCLUSION

For the reasons set forth above, the Company respectfully requests the concurrence by the Staff in its determination to omit the Proposal from the Company's Proxy Materials for the Annual Meeting under Rule 14a-8(e) and requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits such Proposal. Pursuant to Rule 14a-8(j)(1) and Rule 14a-8(f)(1), the Company further requests that the Staff permit the Company to submit this letter less than 80 days prior to the date that the Company intends to file its definitive Proxy Materials. The Proposal was received by the Company on January 6, 2005. After receiving the untimely Proposal, the Company made several attempts, both via federal express and telephone, to contact the Proponent to request withdrawal of the Proposal in order to avoid the additional burden and expense to the Company of submitting this no-action letter request. The Company was not successful in reaching the Proponent by telephone, and the Proponent did not respond to the Company's written correspondence. Therefore, the Company has just recently been able to determine that it will not be able to obtain a voluntary withdrawal of the untimely Proposal and that it is necessary to proceed with this no-action letter request. As of the date of this letter, there are approximately 63 days before the Company intends to file its definitive Proxy Materials.

Based on the foregoing, the Company believes that it may omit the Proposal from its Proxy Materials for the Annual Meeting, and the Company respectfully requests that the Staff not recommend any enforcement action if the Proposal is omitted from such Proxy Materials. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are six copies of the Proposal and this letter. Also enclosed is an additional copy of this letter, which we request to have file-stamped and returned in the enclosed postage-paid envelope. As required by Rule 14a-8(j), copies of this letter are also being sent to the Proponent as notice of the Company's intention to omit the Proposal from the Company's definitive proxy materials.

If the Staff has any questions or comments regarding this filing, please contact the undersigned, at (612) 340-8753, Amy L. Schneider of this firm, at (612) 340-2971, or Kevin O'Malley, Vice President and General Counsel of the Company, at (651) 490-4312.

Thank you for your consideration.

Sincerely,



Gary L. Tygesson

Enclosures
cc: Mr. James McGovern
Kevin O'Malley, Esq.
Amy L. Schneider, Esq.

JAMES MCGOVERN



December 31, 2004

Dear Sir or Madam:

As a current shareholder, I respectfully request the following items be included in the agenda for the next vote of shareholder resolutions.

Resolution One

Disclosure in Annual Reports amount of outsourcing: The marketplace is wary of companies headquartered in the United States that derive a significant portion of their revenue here who have practices that encourage the outsourcing of American jobs to foreign countries, especially in circumstances when they are not consumers of the products the company sells. The politics around outsourcing are nebulous and everyone has a different opinion on whether it helpful or harmful to the economy. The one thing that still holds true is that corporations should be forthcoming in all of their business practices and disclose both current and future plans in this regard so that shareholders can make their own decisions on whether such practices are ethical.

I request that all future annual reports include a section that tracks on a quarterly basis, increases/decreases in employee headcount related to outsourcing and projections (best judgment) for changes in headcount for the next four quarters out.

Resolution Two

Update corporate policies related to Israel: The issues that exist in Israel and Palestine are horrific. Innocent people on both sides are dying. The U.N. Commission on Human Rights, Amnesty International and similar groups report widespread human rights abuses committed in Israel. The Israeli military has prevented the movement of cars, ambulances, food and medicine to people in need. This destruction and its effects on civilian populations violate numerous international standards and laws, particularly the Fourth Geneva Convention.

I request that corporate policy be updated to categorize all expansion, investment and charity related to either Israel or Palestine to disallow this activity and end the Apartheid in the Middle East.

Resolution Three

CEO Pay Disparity: CEO pay once bore a reasonable relationship to the pay of the average or lowest-paid worker. Today, the ratio has skyrocketed with no end in sight! Shareholders believe that corporations need to pay going rates for talent, but this needs to be tempered by other factors. A huge CEO-to-worker pay gap has a long term detrimental effort by degrading workers and in the long-term could injure company performance which ultimately hurts the shareholders it intends to serve.

Additionally, pay disparity violates common moral principles of the common good, love of neighbor and the dignity and worth of every human being. Pay disparity is not a problem of just one company but is national in nature. The board of directors can take a lead in the industry by taking a leadership position within the industry on this topic. I request a section in future annual reports that shows the historical ratio of CEO pay to the lowest paid worker along with projections over the next three years.

Alternatively, the board could consider limiting compensation paid to the CEO in any fiscal year to no more than 100 times the average compensation paid to the company's non-managerial workers in the prior fiscal year, unless the shareholders have approved paying the CEO a greater amount.

Resolution Four

Equal Employment Opportunity: is an important issue for shareholders, employees and executives especially as the workforce increases in diversity. Statistics show that while women and minorities comprise two thirds of our population and 57% of the United States workforce, they represent little more than 3% of executive-level positions. Workplace discrimination creates a significant burden for shareholders (Lawsuits against Wal-Mart are one example) due to the high cost of litigation and its ability to destroy corporate identity and brand.

I request that all future annual reports contain a chart identifying employees according to their gender and race in each of the nine major EEOC-defined job categories for the last three years, listing either numbers or percentages in each category.

If you have any questions or require additional information, please do not hesitate to contact me using the information below. Email is the preferred method of contact and will be responded to quickly.

Sincerely,



James McGovern

BLOOMFIELD CT • 06002
PHONE: 860.242.1050 • EMAIL: JAMES@ARCHITECTBOOK.COM

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 15, 2005

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: St. Jude Medical, Inc.
Incoming letter dated January 28, 2005

The proposals relate to various corporate matters.

There appears to be some basis for your view that St. Jude Medical may exclude the proposals under rule 14a-8(e)(2) because St. Jude Medical received them after the deadline for submitting proposals. We note in particular your representation that St. Jude Medical received the proposals after this deadline. Accordingly, we will not recommend enforcement action to the Commission if St. Jude Medical omits the proposals from its proxy materials in reliance on rule 14a-8(e)(2).

We note that St. Jude Medical did not file its statement of objections to including the proposals in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant St. Jude Medical's request that the 80-day requirement be waived.

Sincerely,



Robyn Manos
Special Counsel